Helix TCS, Inc.

10200 E. Girard Avenue, Suite B420

Denver, CO 80231

(720) 328-5372

August 14, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Gregory Dundas

Re:	Helix TCS, Inc.
Withdrawal of Registration Statement on Form S-1
Filed on May 31, 2019
File No. 333-231844

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Helix TCS, Inc. (the “Company”) hereby requests that the above-captioned Registration Statement on Form S-1 together with all amendments and exhibits thereto (File No. 333-231844), initially filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2019 (the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because it has determined not to seek a public offering at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities were issued or sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the Company’s counsel W. David Mannheim of Nelson Mullins Riley & Scarborough LLP via email at david.mannheim@nelsonmullins.com or via facsimile at (919) 329-3799. Pursuant to Rule 477(b) of the Securities Act, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this withdrawal or if you require any additional information, please contact W. David Mannheim at (919) 329-3804. Thank you for your assistance.

Very truly yours,

Helix TCS, Inc.

By:	/s/ Zachary Venegas
Zachary Venegas
Chief Executive Officer

cc:

W. David Mannheim

Nelson Mullins Riley & Scarborough LLP